SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                   FORM 11-K



                     ANNUAL REPORT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



For  the  fiscal  year  ended  December  31,  1996

Commission  file  number:  1-11793

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

               The  Dial  Corporation  401(k)  Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

               THE  DIAL  CORPORATION
               1850  NORTH  CENTRAL  AVENUE
               PHOENIX,  ARIZONA  85004-4525


                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   THE  DIAL  CORPORATION
                                   401(k)  PLAN

                                   By       \s\  Lowell L. Robertson
                                                 Lowell L. Robertson
                                                 Senior Vice President Finance

DATE:      June  24,  1997



















                       THE DIAL CORPORATION 401(k) PLAN



          Financial Statements for the Years Ended December 31, 1996 and 1995, Supplemental Schedules for the Year Ended
              December 31, 1996, and Independent Auditors' Report

THE  DIAL  CORPORATION
401(K)  PLAN

TABLE  OF  CONTENTS
-------------------------------------------------------------------


                                                       Page

INDEPENDENT  AUDITORS'  REPORT                           1


FINANCIAL  STATEMENTS  AS  OF
  DECEMBER  31,  1996  AND  1995  AND  FOR  THE  YEARS  THEN  ENDED:

     Net  Assets  Available  for  Benefits               2

     Changes  in  Net  Assets  Available  for  Benefits  3

     Notes  to  Financial  Statements                    4-10


SUPPLEMENTAL  SCHEDULES  AS  OF
  DECEMBER  31,  1996  AND  FOR  THE  YEAR  THEN  ENDED:

     Assets  Held  for  Investment  Purposes             11

     Reportable  Transactions                            12-13


EXHIBIT  24  -  INDEPENDENT  AUDITORS'  CONSENT          14

INDEPENDENT  AUDITORS'  REPORT


Plan  Administrator  and
Plan  Participants  of
The  Dial  Corporation  401(k)  Plan
Phoenix,  Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan (the "Plan"), formerly The Dial Consumer Products Group 401(k) Plan, as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for the year ended December 31, 1996 on pages 11 through 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.


\s\  Deloitte  &  Touche  LLP
     Deloitte  &  Touche  LLP

Phoenix,  Arizona
June  13,  1997



THE  DIAL  CORPORATION
401(K)  PLAN

STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
DECEMBER  31,  1996  AND  1995
----------------------------------------------------------------



ASSETS                                            1996      1995

INVESTMENTS AT FAIR VALUE:
  Shares of registered investment companies:
     Vanguard Windsor II Fund                 $418,922  $340,802
     T. Rowe Price Stable Value Fund           240,831   266,759
     Vanguard Fixed Income Securities Fund      64,838    94,233
  Common stock:
     The Dial Corp Common Stock Fund                 -   269,608
     The Dial Corporation Common Stock Fund     94,389         -
     The FINOVA Group Inc. Common Stock Fund     8,414    13,070
     Viad Corp Common Stock Fund                99,469         -
                                              --------  --------

             Total investments at fair value   926,863   984,472

CONTRIBUTIONS RECEIVABLE                         1,244     2,422
                                              --------  --------
NET ASSETS AVAILABLE FOR BENEFITS             $928,107  $986,894
                                              ========  ========


See  notes  to  financial  statements.



















THE  DIAL  CORPORATION
401(K)  PLAN

STATEMENTS  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS
YEARS  ENDED  DECEMBER  31,  1996,  1995  AND  1994
-------------------------------------------------------------------------------------




                                                       1996         1995         1994

ADDITIONS:
 Contributions:
    Employee pre-tax                               $ 83,663   $  279,532   $  415,783
    Employee after-tax                                7,248       16,831       26,616
                                                   ---------  -----------  -----------

         Total contributions                         90,911      296,363      442,399
                                                   ---------  -----------  -----------

  Investment income:
    Dividends                                        41,411       47,547       62,154
    Interest                                         14,821       23,066       24,713
    Net appreciation (depreciation) in fair value
       of investments                                58,675      143,621      (48,948)
                                                   ---------  -----------  -----------

        Total investment income                     114,907      214,234       37,919
                                                   ---------  -----------  -----------

        Total additions                             205,818      510,597      480,318
                                                   ---------  -----------  -----------

DEDUCTIONS:
   Benefits paid to participants                    256,936      163,222       87,212
   Transfer of assets                                 7,669    1,151,904            -
                                                   ---------  -----------  -----------

        Total deductions                            264,605    1,315,126       87,212
                                                   ---------  -----------  -----------

NET (DECREASE) INCREASE                             (58,787)    (804,529)     393,106

NET ASSETS AVAILABLE FOR BENEFITS,
 BEGINNING OF YEAR                                  986,894    1,791,423    1,398,317
                                                   ---------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
 END OF YEAR                                       $928,107   $  986,894   $1,791,423
                                                   =========  ===========  ===========


See  notes  to  financial  statements.





THE  DIAL  CORPORATION
401(K)  PLAN

NOTES  TO  FINANCIAL  STATEMENTS
YEARS  ENDED  DECEMBER  31,  1996  AND  1995
------------------------------------------------------------------------------

1.          DESCRIPTION  OF  THE  PLAN

     The following brief description of The Dial Corporation 401(k) Plan (the "Plan"), formerly The Dial Consumer Products Group 401(k) Plan, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan, commonly known as the Taxsaver Investment Plan ("TIP"), was established January 5, 1987. Employees of certain facilities of The Dial Corporation (the "Company") who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a twelve consecutive month period. Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

     The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income
Security  Act  of  1974  ("ERISA").

     a. Investment Programs - Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

     1) VANGUARD WINDSOR II FUND - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.

     2) T. ROWE PRICE STABLE VALUE FUND - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested. The fair value of the fund approximates contract value which includes contributions made, plus interest at blended rates, less withdrawals by participants. Crediting interest rates for the fund's underlying GICs ranged from 4.75% to 8.41%, allowing for a blended rate of return for the fund
for  1996  of    6.55%.

     3) VANGUARD FIXED INCOME SECURITIES FUND - This fund invests primarily in Government National Mortgage Association ("GNMA") certificates. These securities represent ownership in pools of approved mortgage loans which provide a yield based on the ratios of return of the GNMA holdings that comprise the portfolio. The fair value of the fund is dependent upon fluctuations in market conditions.

     4) THE DIAL CORP COMMON STOCK FUND - This fund invested in the common stock of The Dial Corp and any dividends paid on the stock were reinvested in the fund. On August 15, 1996, The Dial Corporation ("Dial") was spun off from Viad Corp ("Viad"), formerly The Dial Corp. Effective August 15, 1996, participants in this fund received an equal number of shares or partial shares of Viad Corp Common Stock and The Dial Corporation Common Stock for every share or partial share of The Dial Corp stock they held in their accounts. As of August 15, 1996, this fund has been closed and all assets have been transferred to the Viad and Dial Common Stock Funds.

     5) THE DIAL CORPORATION COMMON STOCK FUND - This fund invests in the common stock of Dial and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

     6) THE FINOVA GROUP INC. ("FINOVA") COMMON STOCK FUND - This fund invests in the common stock of FINOVA. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

     7) VIAD CORP COMMON STOCK FUND - This fund invests in the common stock of Viad. Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix. The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

b. Contributions - Voluntary wage reductions may be elected by the employee. These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation. Each employee may also elect an after-tax contribution of between 1% and 10% of compensation. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

c. Transfer of Assets - Effective June 30, 1995, assets representing the account balances of certain of the participants in the Plan were transferred to The Dial Corporation 401(k) Plan for Hourly Employees, commonly known as
the  Planning    Retirement  Income  Management  Earnings  Plan  ("PRIME").

d. Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.

e. Hardship Withdrawals - Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits, may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties.

f. Vesting - All contributions to the Plan are 100% vested and nonforfeitable at all times.

g. Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

h. Plan Administration - The Plan is administered by a committee of at least three persons appointed by the President of the Company. Expenses incident to the operation of the Plan may be paid by the Plan or directly by the Company. For the years ended December 31, 1996, 1995, and 1994, Plan expenses were paid directly by the Company.

i. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided that any employer contributions due at the termination date have been paid.

2.          SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Significant  accounting  policies  are  as  follows:

a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b. Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

c.    Payment  of  Benefits  -  Benefits  are  recorded  when  paid.

d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.








3.          NET  ASSETS  BY  FUND

The following tables present the net assets of the Plan by fund as of December 31, 1996 and 1995:

STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
DECEMBER  31,  1996




                                                                                     THE
                                                T. ROWE   VANGUARD     THE DIAL      FINOVA       VIAD
                                                PRICE     FIXED        CORPORATION   GROUP INC.   CORP
                                     VANGUARD   STABLE    INCOME       COMMON        COMMON       COMMON
                                     WINDSOR    VALUE     SECURITIES   STOCK         STOCK        STOCK
                                     II FUND    FUND      FUND         FUND          FUND         FUND     TOTAL
                                     ---------  --------  -----------  ------------  -----------  -------  --------

ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor II Fund         $ 418,922                                                             $418,922
    T. Rowe Price Stable Value Fund             $240,831                                                    240,831
    Vanguard Fixed Income
       Securities Fund                                    $    64,838                                        64,838
  Common stock:
    Dial  Common Stock                                                 $     94,389                          94,389
    FINOVA Common Stock                                                              $     8,414              8,414
    Viad Common Stock                                                                             $99,469    99,469
  Contributions receivable                 729       199          162           154            -        -     1,244
                                     ---------  --------  -----------  ------------  -----------  -------  --------
NET ASSETS AVAILABLE
  FOR BENEFITS                       $ 419,651  $241,030  $    65,000  $     94,543  $     8,414  $99,469  $928,107
                                     =========  ========  ===========  ============  ===========  =======  ========


STATEMENT  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS  WITH  FUND  INFORMATION
DECEMBER  31,  1995




                                                                                  THE
                                                T. ROWE   VANGUARD     THE DIAL   FINOVA
                                                PRICE     FIXED        CORP       GROUP INC.
                                     VANGUARD   STABLE    INCOME       COMMON     COMMON
                                     WINDSOR    VALUE     SECURITIES   STOCK      STOCK
                                     II FUND    FUND      FUND         FUND       FUND         TOTAL
                                     ---------  --------  -----------  ---------  -----------  --------

ASSETS

Investments at fair value:
 Shares of registered
   investment companies:
    Vanguard Windsor II Fund         $ 340,802                                                 $340,802
    T. Rowe Price Stable Value Fund             $266,759                                        266,759
    Vanguard Fixed Income
       Securities Fund                                    $    94,233                            94,233
  Common stock:
    The Dial Corp Common Stock                                         $ 269,608                269,608
    FINOVA Common Stock                                                           $    13,070    13,070
  Contributions receivable                 762       570          268        822            -     2,422
                                     ---------  --------  -----------  ---------  -----------  --------
NET ASSETS AVAILABLE
  FOR BENEFITS                       $ 341,564  $267,329  $    94,501  $ 270,430  $    13,070  $986,894
                                     =========  ========  ===========  =========  ===========  ========

4.          FUND  INFORMATION

Employee pretax contributions, employee after-tax contributions, dividend income, net appreciation (depreciation) in fair value of investments, benefits paid to participants and transfer of assets are as follows for the years ended
December  31,  1996,    1995  and  1994:





Employee pre-tax contributions:                    1996         1995      1994
                                               ---------  ----------  ---------
 Vanguard Windsor II Fund                      $ 25,898   $  107,062  $170,217
 T. Rowe Price Stable Value Fund                 25,397       54,576    84,038
 Vanguard Fixed Income Securities Fund            7,785       30,855    55,275
 The Dial Corp Common Stock Fund                 22,528       87,039   106,253
 The Dial Corporation Common Stock Fund           1,821            -         -
 Viad Corp Common Stock Fund                        234            -         -
                                               ---------  ----------  ---------
    Total                                      $ 83,663   $  279,532  $415,783
                                               =========  ==========  =========

Employee after-tax contributions:
 Vanguard Windsor II Fund                      $  4,869   $    6,440  $ 10,732
 T. Rowe Price Stable Value Fund                    219        3,468     5,689
 Vanguard Fixed Income Securities Fund              438        2,272     3,316
 The Dial Corp Common Stock Fund                  1,179        4,651     6,879
 The Dial Corporation Common Stock Fund             499            -         -
 Viad Corp Common Stock Fund                         44            -         -
                                               ---------  ----------  ---------
    Total                                      $  7,248   $   16,831  $ 26,616
                                               =========  ==========  =========

Dividend income:
 Vanguard Windsor II Fund                      $ 29,940   $   25,861  $ 42,401
 Vanguard Fixed Income Securities Fund            5,573       10,465    10,713
 The Dial Corp Common Stock Fund                  4,444       10,767     8,530
 The Dial Corporation Common Stock Fund             615            -         -
 The FINOVA Group Inc. Common
   Stock Fund                                       224          454       510
 Viad Corp Common Stock Fund                        615            -         -
                                               ---------  ----------  ---------
    Total                                      $ 41,411   $   47,547  $ 62,154
                                               =========  ==========  =========

Net appreciation (depreciation) in fair value
  of investments:
 Vanguard Windsor II Fund                      $ 52,781   $   65,435  $(51,034)
 Vanguard Fixed Income Securities Fund           (2,268)       5,703   (11,614)
 The Dial Corp Common Stock Fund                (61,806)      67,962    11,703
 The Dial Corporation Common Stock Fund          29,406            -         -
 The FINOVA Group Inc. Common
   Stock Fund                                     2,814        4,521     1,997
 Viad Corp Common Stock Fund                     37,748            -         -
                                               ---------  ----------  ---------
    Total                                      $ 58,675   $  143,621  $(48,948)
                                               =========  ==========  =========

Benefits paid to participants:
 Vanguard Windsor II Fund                      $ 57,631   $   43,354  $ 36,943
 T. Rowe Price Stable Value Fund                 41,593       72,185    21,872
 Vanguard Fixed Income Securities Fund           19,476        1,712     7,300
 The Dial Corp Common Stock Fund                 88,168       45,631    20,515
 The Dial Corporation Common Stock Fund          20,438            -         -
 The FINOVA Group Inc. Common
   Stock Fund                                     7,500          340       582
 Viad Corp Common Stock Fund                     22,130            -         -
                                               ---------  ----------  ---------
    Total                                      $256,936   $  163,222  $ 87,212
                                               =========  ==========  =========

Transfer of assets:
 Vanguard Windsor II Fund                      $  3,866   $  526,192  $      -
 T. Rowe Price Stable Value Fund                  3,803      207,113         -
 Vanguard Fixed Income Securities Fund                -      131,545         -
 The Dial Corp Common Stock Fund                      -      275,367         -
 The FINOVA Group Inc. Common
   Stock Fund                                         -       11,687         -
                                               ---------  ----------  ---------
    Total                                      $  7,669   $1,151,904  $      -
                                               =========  ==========  =========



5.          RELATED  PARTY  TRANSACTIONS

Plan investments include shares of the T. Rowe Price Stable Value Fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.          FEDERAL  INCOME  TAX  STATUS

The Plan obtained its latest determination letter on April 8, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


THE  DIAL  CORPORATION
401(K)  PLAN

SUPPLEMENTAL  SCHEDULE
DECEMBER  31,  1996
----------------------------------------------------------------------------------------

ITEM  27A  -  SCHEDULE  OF  ASSETS  HELD  FOR  INVESTMENT  PURPOSES




       COLUMN B                  COLUMN C                           COLUMN D   COLUMN E
-------------------------------  ---------------------------------  ---------  ---------
                                 Description of Investment
    Identity of Issue,           Including Collateral, Rate of
 Borrower, Lessor or             Interest, Maturity Date,                      Current
     Similar Party               Par or Maturity Value              Cost       Value
-------------------------------  ---------------------------------  ---------  ---------

Vanguard Windsor II Fund         Common Stock Fund
                                                   (17,580 shares)  $ 307,744  $ 418,922
T. Rowe Price Stable Value Fund  GIC Fund (240,831 shares)            240,831    240,831
Vanguard Fixed Income
   Securities  Fund              GNMA Fund (6,344 shares)              64,266     64,838
The Dial Corporation             Common Stock (6,399 shares)           69,646     94,389
The FINOVA Group Inc.            Common Stock (131 shares)              1,879      8,414
Viad Corp                        Common Stock (6,074 shares)           67,578     99,469
                                                                    ---------  ---------

   Total                         Total assets held for investment
                                 purposes                           $ 751,944  $ 926,863
                                                                    =========  =========



THE  DIAL  CORPORATION
401(K)  PLAN

SUPPLEMENTAL  SCHEDULE
YEAR  ENDED  DECEMBER  31,  1996
ITEM  27D  -  SCHEDULE  OF  REPORTABLE  TRANSACTIONS




    COLUMN A            COLUMN B      COLUMN C   COLUMN D   COLUMN G   COLUMN H      COLUMN I
    IDENTITY            DESCRIPTION   PURCHASE   SELLING    COST OF    CURRENT
    OF                  OF            PRICE      PRICE      ASSET      VALUE OF      NET
    PARTY               ASSET                                          ASSET ON      GAIN
    INVOLVED                                                           TRANSACTION   OR
                                                                       DATE          (LOSS)

SINGLE TRANSACTIONS

None

SERIES OF TRANSACTIONS

T. Rowe Price
  Stable Value Fund     GIC Fund      $  30,277          -  $  30,277  $     30,277           -
----------------------  ------------  ---------  ---------  ---------  ------------  ----------
T. Rowe Price
  Stable Value Fund     GIC Fund              -  $  56,206     56,206        56,206           -
----------------------  ------------  ---------  ---------  ---------  ------------  ----------
                        Common Stock
The Dial Corp           Fund             48,378          -     48,378        48,378           -
----------------------  ------------  ---------  ---------  ---------  ------------  ----------
                        Common Stock
The Dial Corp           Fund                  -    256,181    230,704       256,181  $   25,477
----------------------  ------------  ---------  ---------  ---------  ------------  ----------
Vanguard
  Windsor II Fund       Mutual Fund      86,632          -     86,632        86,632           -
----------------------  ------------  ---------  ---------  ---------  ------------  ----------
Vanguard
  Windsor II Fund       Mutual Fund           -     61,293     47,538        61,293      13,755
----------------------  ------------  ---------  ---------  ---------  ------------  ----------
Vanguard Fixed Income
   Securities Fund      Mutual Fund      12,473          -     12,473        12,473           -
----------------------  ------------  ---------  ---------  ---------  ------------  ----------
Vanguard Fixed Income
  Securities Fund       Mutual Fund           -     39,599     39,591        39,599           8
----------------------  ------------  ---------  ---------  ---------  ------------  ----------
                        Common Stock
The Dial Corporation    Fund             85,055          -     85,055        85,055           -
----------------------  ------------  ---------  ---------  ---------  ------------  ----------
                        Common Stock
The Dial Corporation    Fund                  -     20,072     15,466        20,072       4,606
----------------------  ------------  ---------  ---------  ---------  ------------  ----------




THE  DIAL  CORPORATION
401(K)  PLAN

SUPPLEMENTAL  SCHEDULE  (CONTINUED)
YEAR  ENDED  DECEMBER  31,  1996
ITEM  27D  -  SCHEDULE  OF  REPORTABLE  TRANSACTIONS




    COLUMN A    COLUMN B      COLUMN C  COLUMN D  COLUMN G  COLUMN H     COLUMN I
    IDENTITY    DESCRIPTION   PURCHASE  SELLING   COST OF   CURRENT
    OF          OF            PRICE     PRICE     ASSET     VALUE OF     NET
    PARTY       ASSET                                       ASSET ON     GAIN
    INVOLVED                                                TRANSACTION  OR
                                                            DATE         (LOSS)

                Common Stock
Viad Corp       Fund            83,772         -    83,772       83,772          -
--------------  ------------  --------  --------  --------  -----------  ---------
                Common Stock
Viad Corp       Fund                 -    22,051    16,195       22,051      5,856
--------------  ------------  --------  --------  --------  -----------  ---------



NOTE:          REPORTABLE  TRANSACTIONS  ARE  THOSE  TRANSACTIONS WHICH EITHER
SINGULARLY OR IN SERIES OF COMBINED PURCHASES AND SALES DURING THE YEAR EXCEEDED 5% OF THE FAIR VALUE OF THE PLAN'S ASSETS AT THE BEGINNING OF THE YEAR.